A2Z Smart Technologies Provides initial Performance Results From Cust2Mate Smart Cart rollout in Israel

TEL AVIV, ISRAEL / March 2, 2022 / A2Z Smart Technologies Corp. (A2Z" or the Company") (Nasdaq: AZ) (TSXV: AZ), today released performance data from the Company's roll-out of the Cust2Mate Smart Cart at Yochananof, an Israeli-based supermarket chain.

The Company collected operational data for a 30-day period from Cust2Mate Smart Carts deployed in one of the chain's flagship locations. During this 30-day period, the Cust2Mate Smart Carts outperformed both traditional point of sale and self-checkout payment options in average items sold per basket and average total spent in New Israel Shekels (NIS) per basket. A2Z presents the data below:

30-Day Sales Performance
Cust2Mate vs. Traditional Checkout

Unit Type	Average Number of Items Sold	Average Total Spend (NIS/USD)
Cashier Lane Point of Sale	31.3	NIS 316.5 ($97.9)
Self-Check Out	27.4	NIS 282.5 ($87.4)
Cust2Mate Smart Cart	**36.2**	**NIS 378.4 ($117.15)**

As outlined in the table, the Cust2Mate Smart Carts averaged 36.2 items sold per basket compared to an average of 31.1 items sold per basket for traditional point of sale, a 15.7% increase; and an increase of 32.1% compared to an average of 27.4 items sold per basket for self-checkout. Cust2Mate Smart Cart purchases averaged NIS 378.40 ($117.15) per basket, an increase of 19.6% compared to an average of NIS 316.50 ($97.90) spent per basket for traditional point of sale; and a 33.9% increase compared to an average of NIS 282.50 ($84.40) for self-checkout. Additionally, Cust2Mate is able to track the amount of time a customer spends in the store, a capability not available for traditional shopping carts or self-checkout kiosks.

The Company has also carried out customer service surveys during this time period and the feedback has been universally positive with majority of consumers using the Smart Cart on multiple occasions. See one of the shopper's feedback Here.

Rafi Yam, Chief Executive Officer of Cust2Mate, commented, We are excited and encouraged by the data collected during this period of 30 days, as it provides tangible evidence that our Cust2Mate Smart Carts are capable of driving increased revenues for our customers. We designed our carts to create a fun, frictionless experience for shoppers and to serve as an effective tool for inventory management and planning for retailers. We're pleased to share these great results, which demonstrate that in less time, customers bought more items and spent more money when using Cust2Mate."

A2Z's state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities

laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: a2z@imsinvestorrelations.com